Exhibit 21.1

List of the Registrant’s Subsidiaries

Name	Jurisdiction of Incorporation

Odyssey America Reinsurance Corporation	Connecticut
Clearwater Insurance Company (formerly Odyssey Reinsurance Corporation)	Delaware
Hudson Insurance Company	Delaware
Hudson Specialty Insurance Company	New York
O.R.E. Holdings Limited	Mauritius
Odyssey UK Holdings Corp.	Delaware
Newline Holdings UK Limited	United Kingdom
Newline Underwriting Management Limited	United Kingdom
Newline Corporate Name Limited	United Kingdom
Newline Underwriting Limited	United Kingdom
Odyssey Holdings Latin America, Inc.	Delaware
Odyssey Latin America Inc.	Delaware
First Capital Insurance Limited	Singapore
Winterthur Insurance (Far East) Pte Ltd.	Singapore

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